July 13, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX (520) 575-6659

Ms. Edith Kam Ying Ho
Chief Financial Officer
Asia Payment Systems, Inc.
800 5th Avenue, Suite 4100
Seattle, WA 98104

Re: **Asia Payment Systems, Inc.**
         Form 10-KSB for the year ended December 31, 2005
         Filed March 31, 2006
         File No. 0-30013

Dear Ms. Ho:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Consolidated Statement of Operations and Comprehensive Loss, page F-3

1.   It is not appropriate to present stock-based compensation as a single line item in the income statement solely based on the form of consideration without additional disclosure regarding the breakout of the compensation amount amongst the various expense classifications on the income statement. In future filings please revise your statements of operations to use one of the following presentation options:

- Parenthetically noting with the appropriate line item, like G&A, the amount of equity-related charge that is included in a particular line item without having a separate classification for the non-cash charge;

- Parenthetically noting the amount of equity-related charges being excluded from a particular line item, for example, because it is presented as a separate line item;

- Breaking out the equity-related charge from other charges within a specific expense classification.

Consolidated Statements of Cash Flows, page F-6

2. Please tell us why the effect of exchange rate changes is the same as the foreign currency translation adjustment for each period. Translation adjustments are solely a result of the translation process and have no direct effect on reporting currency cash flows. Paragraph 146 of SFAS 95 provides an example of how to calculate the effect of exchange rate changes on cash.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Ms. Edith Kam Ying Ho
Asia Payment Systems, Inc.
July 13, 2006

You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Accounting Branch Chief